UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KINGSTONE COMPANIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

496719105

(CUSIP Number)

Michael Doak

c/o Griffin Highline Capital LLC

4514 Cole Avenue, Suite 1650

Dallas, Texas 75205

(917) 508-5887

with a copy to:

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59560V109

1.	Names of Reporting Persons Griffin Highline Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 595,238
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 595,238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%*
14.	Type of Reporting Person (See Instructions) OO

*

Calculated based on 10,675,198 shares of Common Stock of the Issuer outstanding as of November 9, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, that was filed by the Issuer with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 59560V109

1.	Names of Reporting Persons Michael Doak
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 595,238
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 595,238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%*
14.	Type of Reporting Person (See Instructions) HC; IN

*

Calculated based on 10,675,198 shares of Common Stock of the Issuer outstanding as of November 9, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, that was filed by the Issuer with the Securities and Exchange Commission on November 9, 2020.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, $0.01 par value per share (the “Common Stock”), of Kingstone Companies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is located at 15 Joys Lane, Kingston, NY 12401.

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by and on behalf of each of Griffin Highline Capital LLC (“GHC”) and Michael Doak (collectively referred to herein as the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated here in by reference (the “Joint Filing Agreement”). GHC is the record and direct beneficial owner of the securities covered by this statement. Mr. Doak is the controlling manager of GHC.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business and address of any corporation or other organization in which such employment is conducted, of each manager of GHC (the “GHC Managers”). Other than the GHC Managers, there are no persons or corporations controlling or ultimately in control of the Reporting Person.

(b) The address of the principal business office of each of the Reporting Persons is 4514 Cole Avenue, Dallas, Texas 75205.

(c) The principal business of GHC is investing in insurance operating businesses and investments. The principal occupation of Mr. Doak is serving as the controlling manager of GHC.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of GHC is Delaware. Mr. Doak is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

On December 22, 2020, in connection with certain other transactions, GHC entered into a purchase agreement (the “SPA”) pursuant to which it acquired 595,238 shares of Common Stock of the Issuer for $3,720,237.50. The funds used for the purchase of the shares of Common Stock of the Issuer reported in this Schedule 13D were derived from general working capital of GHC.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, which is filed as Exhibit 99.2 hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired shares of Common Stock of the Issuer for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or stockholders concerning, among other things, the Issuer’s performance, the market price of the shares of the Issuer’s Common Stock relative to the value of the Issuer’s assets, potential financing options for the Issuer, the Issuer’s business strategy, potential transactions and other issues for the betterment of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

GHC is the record and direct beneficial owner of the securities covered by this Schedule 13D. GHC has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by it.

As the controlling manager of GHC, Mr. Doak may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by GHC. Mr. Doak does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by GHC.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Other than the acquisition of the shares of Common Stock of the Issuer by the Reporting Persons as set forth in Item 3 of this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 6.

Except as otherwise described herein and in the SPA, attached hereto as Exhibit 99.2, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).

99.2	Purchase Agreement, dated December 22, 2020 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

GRIFFIN HIGHLINE CAPITAL LLC

By:	/s/ Michael Doak
Name:	Michael Doak
Title:	Manager

MICHAEL DOAK

By:	/s/ Michael Doak
Name:	Michael Doak

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the managers of Griffin Highline Capital LLC are set forth below. If no address is given, the manager’s principal business address is 4514 Cole Avenue, Dallas, Texas 75205, USA.

Managers of Reporting Person

Name and Business Address	Title; Principal Occupation and Employer	Citizenship
Michael Doak	Class B Manager of Griffin Highline Capital LLC	United States
Robert Alpert	Class A Manager of Griffin Highline Capital LLC; principal of 210 Capital, LLC	United States
Bryan Dalton	Class A Manager of Griffin Highline Capital LLC; SVP of RenaissanceRe Holdings Ltd.	United States